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                             August 12, 2022

       Yanming Liu
       Chief Executive Officer
       Venus Acquisition Corp
       477 Madison Avenue, 6th Floor
       New York, NY 10022

                                                        Re: Venus Acquisition
Corp
                                                            Revised Preliminary
Proxy Statement on Schedule 14A
                                                            Filed August 10,
2022
                                                            File No. 001-40024

       Dear Mr. Liu:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments.
       References to prior comments refer to comments in our August 9, 2022 letter.

       Revised Preliminary Proxy Statement filed August 10, 2022

       General

   1. We note the revisions made in response to prior comments 1-3. Please revise to include a section that clearly
presents the following in a single location:

                                                              the original
deadline to consummate the business combination;
                                                              a summary of the
process by which the deadline to consummate the business
                                                            combination may be,
and has been, extended;
                                                              a discussion of
each extension that Venus has approved to date, including discussion of the
corresponding extension fee that Venus has placed in the trust account;
                                                              a discussion of
the purpose of the monthly extension fees, including clarification of whether these
extension fees are returned to Venus if the deal is consummated; and
                                                              a clear
explanation of how these monthly extensions interact with amendment no. 2
 Yanming Liu
Venus Acquisition Corp
August 12, 2022
Page 2
           to the merger agreement that extended the outside termination date to November 11,
           2022.
2. We note the revisions made in response to prior comment 7 and re-issue this comment in part. In light of your disclosure that you have "no plan for future operations through any of the three Hong Kong subsidiaries", please revise to clearly state whether the Hong
      Kong subsidiaries will remain a part of VIYI's organizational structure or whether these subsidiaries will be completely removed. Additionally, please tell us whether any of
      VIYI's directors or officers are located in Hong Kong, and if so, provide additional disclosure related to the enforceability of civil liabilities in Hong
Kong.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Amanda Kim, Senior Staff Accountant, at (202) 551-3241 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff
Attorney, at (202) 551-3574 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                           Sincerely,
FirstName LastNameYanming Liu
                                                           Division of
Corporation Finance
Comapany NameVenus Acquisition Corp
                                                           Office of Technology
August 12, 2022 Page 2
cc:       Bill Huo, Esq.
FirstName LastName